SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549
                                 ------------
                                 SCHEDULE 13G

            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. ____)1

                             MEDI-JECT CORPORATION
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                               (Name of Issuer)

                                 COMMON STOCK
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                        (Title of Class of Securities)

                                  583 93010
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                                (CUSIP Number)

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1 The remainder of this cover page shall be filled out for a reporting  person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

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CUSIP NO.          583 93010             13G     PAGE  2  OF  8  PAGES
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1            NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATIONS NO. OF ABOVE PERSONS

             BECTON DICKINSON AND COMPANY

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2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (A)  |_|
                                                                       (B)  |_|
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3            SEC USE ONLY

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4            CITIZENSHIP OR PLACE OF ORGANIZATION

             NEW JERSEY
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                              5         SOLE VOTING POWER

                                        3,046,460 (SEE ITEM 4(C) HEREIN).
         NUMBER OF
          SHARES
       BENEFICIALLY
         OWNED BY
           EACH
         REPORTING
        PERSON WITH
                            ----------------------------------------------------
                              6         SHARED VOTING POWER

                                         0 (SEE ITEM 4(C) HEREIN).

                            ----------------------------------------------------
                              7         SOLE DISPOSITIVE POWER

                                        3,046,460 (SEE ITEM 4(C) HEREIN).

                            ----------------------------------------------------
                              8         SHARED DISPOSITIVE POWER

                                         0 (SEE ITEM 4(C) HEREIN).

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9            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             3,046,460 SHARES OF COMMON STOCK, INCLUDING 2,284,845 SHARES OF COMMON STOCK ISSUABLE UPON PRESENTLY EXERCISABLE SECURITIES.
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10           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
             CERTAIN SHARES*                                               |_|
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11           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             33.1%
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12           TYPE OF REPORTING PERSON*
             CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO.          583 93010             13G       PAGE  3  OF  8  PAGES
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ITEM 1.

         (A)      NAME OF ISSUER.

                  Medi-Ject Corporation, a corporation organized under the laws of Minnesota (the "Issuer").

         (B)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

                  The Issuer's principal executive offices are located at 1840 Berkshire Lane, Minneapolis, Minnesota 55441.

ITEM 2.

         (A)      NAMES OF PERSONS FILING.

                  This statement is being filed by Becton Dickinson and Company ("REPORTING PERSON").

         (B)      ADDRESS OF PRINCIPAL BUSINESS OFFICE.

                  The principal business office of the Reporting Person is 1 Becton Drive, Franklin Lakes, New Jersey 07417-1880.

         (C)       CITIZENSHIP.

                  The Reporting Person is a New Jersey corporation.

         (D)      TITLE OF CLASS OF SECURITIES.

                  This statement relates to shares of Common Stock, $.01 par value (the "COMMON STOCK"), of the Issuer.

         (E)      CUSIP NUMBER.

                  The CUSIP Number of the Common Stock is 583 93010.

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CUSIP NO.          583 93010           13G       PAGE   4   OF   8  PAGES
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ITEM 3.  IF THIS STATEMENT IS FILED  PURSUANT TO RULE 13d-1(B),  OR 13d-2(B),
         CHECK WHETHER THE PERSON FILING IS A:

                  NOT APPLICABLE

                  (a) |_| Broker or Dealer  registered  under  Section 15 of the
                          Act

                  (b) |_| Bank as defined in Section  3(a)(6) of the Act

                  (c) |_| Insurance Company as defined in Section 3(a)(19) of the Act

                  (d) |_| Investment  Company  registered under Section 8 of
                          the Investment Company Act

                  (e) |_| Investment Advisor registered under Section 203 of
                          the Investment Advisors Act of 1940

                  (f) |_| Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see ss.240.13d-1(b)(1)(ii)(F)

                  (g) |_| Parent Holding Company, in accordance with
                          ss.240.13d-1(b)(ii)(G) (Note: See Item 7)

                  (h) |_| Group, in accordance with ss.240.13d-1(b)(1)(ii)(H)

ITEM 4.  OWNERSHIP.

                  (A)      AMOUNT BENEFICIALLY OWNED.

                  At December 31, 1996, the Reporting Person may be deemed to have beneficially owned an aggregate of 3,046,460 shares of Common Stock, which amount consists of (i) 761,615 shares of Common Stock, (ii) 1,904,037 shares of Common Stock issuable upon the

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CUSIP NO.          583 93010        13G      PAGE   5   OF   8  PAGES
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exercise of a presently  exercisable  warrant (the  "WARRANT") and (iii) 380,808 shares of Common Stock issuable upon the exercise of a presently exercisable option (the "OPTION"). All securities reported herein as being beneficially owned by the Reporting Person were purchased on January 25, 1996.

                  (B)      PERCENT OF CLASS.

                  At December 31, 1996, the Reporting Person may be deemed to have beneficially owned approximately 33.1% of the outstanding shares of Common Stock (which percentage was calculated based upon 9,210,481 shares of Common Stock outstanding calculated on the basis of (1) 6,925,636 shares of Common Stock issued and outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1996 as being outstanding as of November 4, 1996, plus (2) 2,284,845 shares of Common Stock subject to issuance upon the exercise of the Warrant and the Option).

                  (C) POWER TO VOTE OR DIRECT THE VOTE AND DISPOSE OR DIRECT THE DISPOSITION OF SECURITIES.

                  At December 31, 1996, (i) the Reporting Person had the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, all 761,615 shares of Common Stock reported herein to be beneficially owned by the Reporting Person, and (ii) upon exercise thereof, the Reporting Person will have the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, all 1,904,037 shares of Common Stock underlying the Warrant and the Option. The Reporting Person has no present intent to

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CUSIP NO.          583 93010          13G     PAGE   6   OF   8  PAGES
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exercise its voting power in a manner which would change or influence the control of the Issuer.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable.


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CUSIP NO.          583 93010         13G     PAGE   7   OF   8  PAGES
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ITEM 10.          CERTIFICATION.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


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CUSIP NO.          583 93010      13G     PAGE   8   OF   8  PAGES
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                                SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      BECTON DICKINSON AND COMPANY



Dated:  February 7, 1997            By: /s/Raymond P. Ohlmuller
                                         -------------------------------
                                         Raymond P. Ohlmuller
                                         Vice President and Secretary

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